January 29, 2015

Anne Nguyen Parker

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	XFit Brands, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed January 9, 2015

File No. 333-200619

Dear Ms. Parker:

On behalf of our client, XFit Brands, Inc., a Nevada corporation (the “Company”), we are filing herewith an Amendment No. 2 (the “Amendment”) to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on November 26, 2014 as amended by Amendment No. 1 to Registration Statement filed on January 9, 2015 (as amended, the “Registration Statement”).  The Amendment has been prepared in response to the comments of the staff (the “Staff”) delivered by way of it letter dated January 21 2015 (the “Comment Letter”).  Set forth below are the Company’s responses to the Staff’s comments, numbered in a manner to correspond to the order which the Staff’s comments were delivered. For your convenience, we have included the original comments from the Comment Letter in their entirety.

General

1.	We note that you signed an equity purchase agreement with Kodiak Capital Group and filed it as an exhibit to your registration statement. In your business and MD&A sections please describe the material terms of this agreement.

Response: In response to the Staff’s comment, the material terms of the equity purchase agreement have been described under “Description of Securities” and “MD&A” in the Amendment.

Risk Factors, Page 11

2.	Please add a risk factor describing the potential depressing effect the issuance of significant amounts of stock under the Kodiak equity purchase agreement may have on your stock price. Disclose the material terms of the agreement, such as the commitment period and that Kodiak would be entitled to purchase securities at 75% of the market price of your stock. Also disclose in the risk factor that you have entered into a registration rights agreement with respect to the shares to be acquired by Kodiak under the equity purchase agreement.

11900 W. Olympic Blvd., Suite 770, Los Angeles, CA 90064

Phone 310.982.2720 | Fax 310.982.2719

Email info@indegliacarney.com | www.indegliacarney.com

Anne Nguyen Parker

Assistant Director

Securities and Exchange Commission

January 29, 2015

Response: In response to the Staff’s comment, the requested risk factor is included in the Amendment.

Description of Business, page 27

Concentration of Accounts, page 34

3.	We note your response to our prior comment 13 and your revised disclosure. Please disclose percentages and amounts of accounts receivable attributed to each Advantage Fitness Products, Gopeher Sport and The Compound MMA. Similarly, disclose individual percentages and amounts for the three vendors listed.

Response: In response to the Staff’s comment, the requested disclosure is included in the Amendment.

Material Tax Consequences, page 40

4.	We note that the following statements and assumptions are not appropriate for a tax opinion and should be revised as opinion of counsel providing the tax opinion. Please refer to Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, Section III.C.
•	“Management has treated TD Legacy as a partnership for federal income tax purposes for all prior years and believes that such treatment is appropriate” (emphasis added) on page 40;
•	“The discussion below is based on Management’s representation that TD Legacy will be classified as a partnership for U.S. federal income tax purposes” on page 41;
•	“TD Legacy believes that, as of the date of the Distribution, XFIT Shares will not constitute ‘marketable securities’ subject to Section 731(c)” (emphasis added) on page 41;
•	“TD Legacy believes that none of its Members will recognize gain as a result of the Distribution of XFIT Shares to the members in proportion to their Membership Interests” (emphasis added) on page 41; and
•	“TD Legacy anticipates that no income or gain will be recognized by holders of Membership Interests in TD Legacy for U.S. federal income tax purposes solely as a result of the receipt by TD Legacy Members of XFIT Shares pursuant to the Distribution” (emphasis added) on page 42;

Response: In response to the Staff’s comment, the disclosure in the Amendment has been revised as requested..

5.	Please delete the two paragraph section entitled “Possible Classification as Corporation” starting on page 42. A legal conclusion that TD Legacy will be taxed as a partnership appears fundamental to the tax opinion provided in this transaction.

Anne Nguyen Parker

Assistant Director

Securities and Exchange Commission

January 29, 2015

Response: In response to the Staff’s comment, the two paragraph section entitled “Possible Classification as Corporation” starting on page 42 has been deleted.

6.	We note the statement on page 43 that “the Members’ basis in the XFIT Shares distributed to the Members pursuant to the Distribution should be equal to each Member’s adjusted basis in his Membership Interest in TD Legacy and the holding period should include TD Legacy’s holding period in the XFIT Shares, including any holding period tacked on to TD Legacy’s holding period in the XFIT Shares” (emphasis added). Similar language appears on page 42 under “Basis; Holding Period.” Please explain why counsel gives a “should” and cannot give a “will” opinion. Please describe the attendant degree of uncertainty in the opinion.

Response: In response to the Staff’s comment, the opinions referred to have been changed to “will” in the Amendment.

Legal Matters, page 58

7.	Please advise whether the shares to be received by Indeglia & Carney will be issued because the legal experts were employed on a contingent basis. Refer to Item 509 of Regulation S-K.

Response: The shares to Indeglia & Carney are not being issued due to being retained on a contingent basis. We received TD Legacy units in consideration of services previously rendered (unrelated to the Distribution) and will receive shares in XFIT as part of the Distribution.

Exhibit 8.1

8.	Counsel may limit reliance on its opinion with respect to purpose, but not person. As Exhibit 8.1 is addressed to the company, please have counsel revise the penultimate sentence in the opinion to remove the words “to you solely,” or make other necessary revisions to clarify that counsel is not liming reliance as to persons who can rely on the opinion.

Response: In response to the Staff’s comment, the words “to you solely” have been removed in the Exhibit 8.1 opinion.

Please advise us as soon as possible if the staff has any further comments relating to the Registration Statement or the Amendment.  You can contact the undersigned at (310) 982-2720.  Thank you in advance for your courtesy and cooperation.

Very truly yours,

Indeglia

&Carney LLP

/s/ Gregory R. Carney

Gregory R. Carney

Anne Nguyen Parker

Assistant Director

Securities and Exchange Commission

January 29, 2015

Enclosure

cc:        XFit Brands, Inc.